                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                           JONES INTERCABLE, INC. "A"
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    480206200
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                OCTOBER 28, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  480206200                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER
                              TBC has sole voting power with respect to
                      1,206,142 shares held in certain TBC accounts (as
                      hereinafter defined). Additionally, certain of the
                      general partners of TBC may be deemed to have sole power
                      to vote certain shares as more fully set forth herein.
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON                     0 shares, except that certain of the general
    WITH              partners of TBC may be deemed to have sole power to
                      dispose of certain shares as more fully set forth
                      herein.
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER
                              1,328,297 shares held in accounts of TBC (as
                      hereinafter defined).
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,328,297 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.87%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

              BD & IA & OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  480206200                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TBK Partners L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER
                              31,530 shares, except that the general partners
                      in TBK, solely by reason of their positions as such,
                      may be deemed to have shared power to vote these shares.
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON                     31,530 shares, except that the general partners
    WITH              in TBK, solely by reason of their positions as such
                      may be deemed to have shared power to vote these shares.
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER
                              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,530 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.09%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  480206200                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER
                              27,500 shares, except that the general partners
                      in Vanderbilt, solely by reason of their positions as
                      such, may be deemed to have shared power to vote these
                      shares.
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON                     27,500 shares, except that the general partners
    WITH              in Vanderbilt, solely by reason of their positions as
                      such may be deemed to have shared power to vote these
                      shares.
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER
                              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              27,500 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.08%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The persons filing this Amendent No. 1 are( i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated August 1, 1997. (the "Statement") The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997.

         This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Jones Intercable Inc. "A" (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 9697 East Mineral Avenue, Englewood, Colorado 80112.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 18,440 shares of Common Stock in open market transactions, TBC may be deemed to be the beneficial owner of an aggregate of 1,328,297 shares of Common Stock, which constitutes approximately 3.87% of the 34,300,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC Shares are 500 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and is also a general partner in TBK and Vanderbilt.

         As of the date hereof, TBK beneficially owns directly 31,530 shares of Common Stock, which constitutes approximately 0.09% of the 34,300,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 27,500 shares of Common Stock, which constitutes approximately 0.08% of the 34,300,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,387,327 shares, which constitutes approximately 4.05% of the 34,300,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC is 1,387,327 shares, which constitutes approximately 4.05% of the 34,300,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 31,530 shares of Common Stock which constitutes approximately 0.09% of the 34,300,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,328,297 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,206,142 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,206,142 shares of Common Stock held in certain TBC Accounts.


         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         Christopher H. Browne may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 500 shares of Common Stock held in a TBC Account for a charitable foundation, of which he is a trustee.

         (c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC has purchased and sold shares of the Common Stock in open market transactions, as follows:


REPORTING         DATE         NO OF SHARES     NO OF SHARES      PRICE
PERSON                         PURCHASED        SOLD

TBC Accounts      08/28/97                        4,185           $11 1/4
                  09/24/97                          925           $12 1/8
                  10/08/97                       12,330           $13 1/8
                  10/17/97     12,100                             $13 3/4
                  10/28/97                        1,000           $12 7/8



         Except as set forth in this paragraph (c) to the best knowledge of each of the filing persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the sixty day period ended as of the date hereof.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on October 28, 1997.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                               TWEEDY, BROWNE COMPANY LLC



                                               By_______________________
                                                 Christopher H. Browne
                                                 Member


                                               TBK PARTNERS, L.P.



                                               By_______________________
                                                 Christopher H. Browne
                                                 General Partner




                                               VANDERBILT PARTNERS, L.P.



                                               By_______________________
                                                 Christopher H. Browne
                                                 General Partner











Dated: November 6, 1997